March 26, 2008

United States Securities & Exchange Commission
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Alico, Inc.
Form 10-K, filed November 14, 2007
File No. 000-00261

Dear Ms. Jenkins:

We received your comment letter dated March 17, 2008.  For your convenience, we have restated the SEC comment below and follow the comment with our response.

Financial Statements and Supplementary Data, page 24
Note (12) Casualty (Recoveries) Losses, page 63

1.
SEC Comment: We note your response to comment 2 of our letter dated February 11, 2008.  Please disaggregate your table regarding (recoveries)/losses at the end of Note 12 to show the amount(s) applicable to each major event, and disclose what part of fiscal 2006 recoveries relate to the prior year.  In other words, present separately by year the losses and recoveries related to Hurricane Wilma from those related to cankerous trees.  In addition, tell us how you addressed the impact of the losses and recoveries on your financial results and cash flows in your discussion and analysis in Item 7 of your Form 10-K.

Response:

Alico acknowledges that the table in Note 12 does not segregate losses or recoveries by individual event.  Given the lack of current relevance to the users of the financial statement, the Company proposes presenting the following disaggregated information in future filings:

	2007			2006			2005
	Canker	Hurricanes	Total	Canker	Hurricanes	Total	Canker	Hurricanes	Total
Inventoried costs	-	-	-	-	3,740	3,740	786	-	786
Basis of property and equipment	-	-	-	-	1,410	1,410	4,426	-	4,426
Re-established groves	-	-	-	(1,268)	-	(1,268)	-	-	-
Insurance recoveries from current year losses	-	-	-	(333)	(1,616)	(1,949)	(3,324)	-	(3,324)
Insurance recoveries from prior year losses	-	-	-	(5,561)	-	(5,561)	-	-	-
Net casualty (recovery) loss	-	-	-	(7,162)	3,534	(3,628)	1,888	-	1,888

Insurance recoveries related to canker losses were largely funded through state and federally funded insurance programs.   As of the date the August 31, 2005 Form 10-K was filed with the SEC, the funded status of the insurance programs and ultimately the collectability of insurance proceeds was uncertain.

Accordingly, the Company treated this amount as a gain contingency recording the proceeds in the period received.

The Company addressed the impact of the losses and recoveries on our financial results and cash flows in a robust manner in our discussion and analysis in Item 7 of Form 10-K for the year ended August 31, 2006.  See page 23 of the Form 10-K filed on November 28, 2006.  The disclosures were not repeated in the Form 10-K for the year ended August 31, 2007.

I will call you after you have had time to review our responses to discuss this further.

We appreciate the thorough manner in which you have conducted your review.

Respectfully submitted,

/s/ Patrick W. Murphy

Patrick W. Murphy
Chief Financial Officer
Alico, Inc.